FORMULA SYSTEMS (1985) LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                Notice is hereby given that the Annual General Meeting of Shareholders (the "Annual General Meeting”, or, the “Meeting") of Formula Systems (1985) Ltd. (the "Company") will be held on Wednesday, February 19th, 2003, at 10:00am Israel time, at the offices of the Company, 3 Hagalim Blvd., Herzlia, Israel, for the following purposes:

                 (1)                        To elect three directors to the Board of Directors of the Company. The Company’s two external directors will remain in office in accordance with the Israeli Companies Law;

                 (2)                        To receive and consider the Consolidated Financial Statements of the Company for the year ended December 31, 2001;

                 (3)                        To reappoint BDO Ziv & Haft as the Company's independent auditor for the 2002 fiscal year;

                 (4)                        To authorize the Board of Directors to insure the Company’s directors and office holders and its affiliates’ in a D&O insurance;

                 (5)                        To transact such other business as may properly come before the meeting or any adjournment thereof.

                The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

                Shareholders of record at the close of business on January 13th, 2003, are entitled to notice of, and to vote at, the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

                Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed, stamped envelope provided. Shareholders who attend the meeting may revoke their proxy and vote their shares in person.

                Joint holders of Ordinary Shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names were registered in the Company's Registrar of Members.

                                                                                                                By Order of the Board of Directors,

January 9, 2003

Herzlia, Israel                                                                                        Dan Goldstein

                                                                                                                Chairman of the Board

The Annual Report of the Company for the fiscal year ended December 31, 2001, including financial statements, is enclosed, but is not a part of the proxy solicitation.

                                                                    FORMULA SYSTEMS (1985) LTD.

                                                                    3 Hagalim Blvd., Herzlia, 46725, Israel

____________________________________________________________________________

                                                                                PROXY STATEMENT

                This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value per share (the "Ordinary Shares"), of Formula Systems (1985) Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting”, or, the"Meeting") of the Company, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held on Wednesday, February 19th, 2003, at 10:00 am Israel time, at the offices of the Company, 3 Hagalim Blvd., Herzlia, Israel.

                It is proposed that at the Annual General Meeting the following resolutions be adopted:  (i) three directors be elected to the Board of Directors; (ii) the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001 be received and considered; (iii) BDO Ziv & Haft be appointed as the independent auditor of the Company for the 2002 fiscal year; and (v) the Board of Directors be authorized to insure the Company’s directors and office holders and its affiliates’ in D&O insurance .

                At the Meeting, the Board of Directors will propose for the adoption of all the resolutions relating to the aforementioned matters.  The foregoing resolutions shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

                A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

                Proxies are first being mailed to shareholders on or about January 17th, 2003, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

                The Company has authorized and outstanding one class of equity securities, designated Ordinary Shares, nominal value of NIS 1 per share. .  The Company had outstanding on January 9th, 2003, 10,000,000 Ordinary Shares, which does not include 324,780 Ordinary Shares which are held by the Company and are treated as treasury shares with no voting power. Each of the 10,000,000 Outstanding Ordinary Shares are entitled to one vote per share upon each of the matters to be presented at the Meeting.  Only shareholders of record at the close of business on January 13th, 2003, will be entitled to notice of, and to vote at the Meeting.  The holders of twenty-five percent of the outstanding Ordinary Shares present in person or by proxy and entitled to vote will constitute a quorum at the Meeting. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place.  If at the adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders present shall constitute a quorum.

                                              BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

                                                          BENEFICIAL OWNERS AND MANAGEMENT

                The following table sets forth information as of January 9, 2003, concerning the number of Ordinary Shares beneficially owned by (a) all shareholders known to the Company to own more than 5% of the Company's Ordinary Shares and (b) all directors and officers of the Company as a group.

                                                                                Shares Beneficially Owned

Name                                                                      Number                  Percentage

Dan Goldstein                                                       2,300,034 [1]               22.3%

Iscal Holdings Ltd.                                              791,468                   7.9%

Computer Direct to Israel (MIL) Ltd.                579,838                   5.8%

Orwer Ltd.                                                             1,507,740 [2]               13.1%

All directors and officers as a group                                2,796,534 [3]               26.7%

(7 persons)

RESOLUTIONS PROPOSED FOR ADOPTION

AT THE ANNUAL GENERAL MEETING

                                                                                              ITEM 1

                                                                          ELECTION OF DIRECTORS

                The Company's Articles of Association provide that the Board of Directors shall consist of such number of directors (not less than three nor more than eleven) as may be fixed, from time to time, by the shareholders of the Company.  At this time, management is recommending three nominees for election as directors. The remaining two directors of the Company are external directors as defined under Israeli law, and as such each hold their offices for 5 years. Their current term expires on January 2005.

                It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three nominees named in the following table (all three currently serve as directors of the Company), each to hold office until the next Annual General Meeting and until his successor shall have duly taken office, unless his office is earlier vacated under any relevant provisions of the Articles of Association of the Company.

                In the event any of the nominees to the Board should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.  The name of each of the nominees, his present position with the Company, his age, the year in which he first became a director of the Company and the number of Ordinary Shares of the Company beneficially owned by him on January 9, 2003 are as follows:

Name	Principal Occupation or Employment by the Company	Age	Director Since	Beneficial Ownership of Ordinary Shares and Options

_________________________________________________________________________________________

Dan Goldstein                   Chairman of the Board of Directors                  48                1985                        2, 300,034 [4]

                                            and Chief Executive Officer

Gad Goldstein                   President, Director                                               43                1985                        475,000 [5]

Shai Beilis                          Director                                                                  54                1997                        4,500

________________________________________________________________________________________

                Dan Goldstein has served as Chairman of the Board and Chief Executive Officer of the Company since 1985.  From 1985 until 1995, Mr. Goldstein was the President of the Company.  He is a Director in Magic Software Enterprises Ltd. (“Magic”), NextSource Inc. (a wholly owned subsidiary of the Company), Sapiens International Corporation N.V. (“Sapiens”), Liraz Systems Ltd. (“Liraz”) and Matrix I.T. Ltd. (“Matrix”), and in other companies within the Formula Group, including Crystal Systems Solutions Ltd. (“Crystal”), New Applicom Ltd. (“Applicom”), Sivan Training and Systems Ltd. (“Sivan”), and others; and is the Chairman and Chief Executive Officer of Formula Vision Technologies (F.V.T.) Ltd.  Mr. Goldstein holds a B.A. degree in Mathematics and Computer Sciences and a Masters degree in Business Administration both from Tel Aviv University.  Dan Goldstein is the brother of Gad Goldstein.

                Gad Goldstein  has served as a director of the Company since January 1985. Mr. Goldstein also serves as President of the Company since 1995. He was the Vice President-Finance of the Company from 1985 through 1995.  Mr. Goldstein is Chairman of the Board of Crystal, and also serves as a director of other companies within the Formula Group, including Magic, Applicom, Sivan, Matrix, Liraz and others.  Mr. Goldstein holds a B.A. degree in Economics and a Masters degree in Business Administration, both from Tel Aviv University.  Gad Goldstein is the brother of Dan Goldstein.

                Shai Beilis  has served as a director of the Company since 1997 and has been Chairman and Chief Executive Officer of Formula Ventures Ltd. (the Company’s ventures capital fund) since October 1998. Mr. Beilis also sits on the Company’s Audit Committee.  From 1995 to October 1998 Mr. Beilis served as Chief Executive Officer and a director of Argotec Ltd. (a wholly owned subsidiary of the Company). From July 1993 to 1995 Mr. Beilis served as the managing Director of Clal Computers and Technology Ltd. Mr. Beilis is also a director of Applicom and Crystal and other companies within the Formula Group.  Mr. Beilis holds a Masters degree in Computer Science from the Weizman Institute of Science and a B.Sc. degree in mathematics and Economics from the Hebrew University in Jerusalem.

Daphna Kedmi  has served as an external director of the Company since January 2000, and is an independent director under the NASDAQ rules. Ms. Kedmi also serves on the Company’s Audit Committee. Since February 2000 Ms. Kedmi has served as general counsel for Nice Systems Ltd. From 1998 until February 2000 served as general counsel for Tadiran Ltd. From 1988 until 1998, Ms. Kedmi has served as general counsel of Elisra Electronic Systems Ltd. and was a member of the Board of Tadiran Information Systems Ltd. Daphna Kedmi holds an LLB degree from the University of Tel Aviv.

Prof. Moshe Zviran  has served as an external director of the Company since January 2000, and is an independent director under the NASDAQ rules. Mr. Zviran also serves on the Company’s Audit Committee. Mr. Zviran is an Associate Professor at the Tel Aviv University Graduate School of Management. Prof. Zviran holds a B.A. degree in Mathematics and Computer Sciences and a Master degree and Ph.D. in Business Administration - Information Systems, all from Tel Aviv University.

 Alternate Directors

                The Articles of Association of the Company provide that a director may appoint, by written notice to the Company, any individual (whether or not such person is then a member of the Board) to serve as an alternate director.  Any alternate director shall have all of the rights and obligations of the director appointing him, except the power to appoint an alternate. The alternate director may not act at any meeting at which the director appointing him is present.  Such alternate may act as the alternate for several directors and have the corresponding number of votes.  Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term.  Currently, no alternate directors have been appointed and the Company's directors have no intention of appointing another person to serve as an alternate director.

Compensation of Directors and Officers

                The aggregate direct remuneration paid by the Company to all persons as a group who served in the capacity of director or executive officer in the year ended December 31, 2001, was approximately $1,600,000.  This includes amounts set aside or accrued to provide post-employment benefits but does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

                The Board of Directors will present the following resolution at the Annual General Meeting:

"RESOLVED, that each of the nominees named in the Company’s proxy statement relating to its Annual General Meeting be elected as director of the Company. "

                Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

                The Board of Directors recommends a vote FOR all of the nominees of the Board of Directors.

                                                                                             ITEM 2

                                          APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

                At the Annual General Meeting, the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2001 will be presented.

                The Board of Directors will present the following resolution at the Annual General Meeting:

                "RESOLVED, that the Consolidated Financial Statements of the Company for the year ended December 31, 2001, be, and they hereby are, approved."

                Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

                The Board of Directors recommends a vote FOR approval of the Consolidated Financial Statements of the Company.

                                                                                             ITEM 3

                                                                        APPOINTMENT OF AUDITOR

                At the Annual General Meeting, BDO Ziv & Haft, Certified Public Accountants (Israel), will be nominated by the Board of Directors of the Company as the independent auditor of the Company for the year ending December 31, 2002.  BDO Ziv & Haft is not a related party of the Company, and has served as the independent auditor of the Company since 1990.

                The Board of Directors will present the following resolution at the Annual General Meeting:

                "RESOLVED, that BDO Ziv & Haft be, and hereby is, reappointed as the Company's independent auditor for the fiscal year ending December 31, 2002."

                Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy and voting thereon.

                The Board of Directors recommends a vote FOR approval of the reappointment of BDO Ziv & Haft as independent auditor of the Company.

                                                                                              ITEM 4

D&O INSURANCE

                At the Annual General Meeting, the Board of Directors will propose that the Company be authorized to insure its directors and office holders and its affiliates in a D&O insurance.

                Under the Companies Law, the procurement of insurance coverage for a company’s directors and office holders must be approved by the Company’s Audit Committee, Board of Directors and shareholders. The Company’s Audit Committee and Board of Directors have approved the obtaining D&O insurance. The shareholders of the Company are being asked to approve the proposed obtaining the D&O insurance as described below.

                Clause 63 of the Company’s Articles of Association provides that, subject to the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any office holder imposed on the office holder in respect of an act performed in his capacity as an office holder, in respect of each of the following: (i) a breach of duty of care towards the Company, or towards another person; (ii) a breach of fiduciary duty towards the Company, provided that the office holder acted in good faith and had reasonable grounds to assume cause that such act would not prejudice the Company; and (iii) a financial obligation imposed on him for the benefit of another person.

The Company’s current D&O insurance policy covers liabilities of its and its affiliates office holders and directors up to a maximum of $10,000,000.

                Subject to shareholders approval, the Company will obtain D&O insurance that covers liabilities of its and its affiliates office holders and directors of a total of maximum $20,000,000, provided that the total annual premium amount shall not exceed $800,000. Shareholders approval of this proposed resolution will extend to any renewal or substitution thereof, from time to time, under comparable coverage.

                The Board of Directors will present the following resolution at the Meeting:

                "RESOLVED, that the Company be authorized to insure its directors and office holders and its affiliates covering  liabilities of a total of maximum $20,000,000,  extend and/or replace such insurance, provided that the total annual premium amount shall not exceed $800,000;  and provided that  any renewal, extension and/or replacement thereof or other similar arrangement is on terms substantially similar to or better than those of the then effective insurance.”

                Under the Companies Law the foregoing resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon.

      The Board of Directors recommends a vote FOR the authorization of the Board of Directors to obtain D&O insurance.

                                                                                              ITEM 5

                                                                       SHAREHOLDER PROPOSALS

                All shareholder proposals which are intended to be presented at the Meeting must be received by the Company no later than 24 hours prior to the Meeting.

                                                                                  OTHER BUSINESS

                The Board of Directors knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

                                                                                                                                           By Order of the Board of Directors

                                                                                                                                                                              Dan Goldstein

Dated: January 27, 2003

                                                                                                  Chairman of the Board

[1]Includes options to purchase 300,000 Ordinary Shares. These options belong to a close of publicly traded options (the “Series 3 Options”) to purchase Ordinary Shares, exercisable until May 31, 2003, at an exercise price of NIS 75, index linked (approximately $15.50) per share.

[2] Consists of Series 3 Options to purchase 1,507,740 Ordinary Shares.

[3] Includes Options to purchase 466,000 Ordinary Shares, including the Series 3 Options held Dan Goldstein.

[4]Including 300,000 Series 3 Options.

[5]Including 150,000 Series 3 Options.